Höganäs

Date/Datum May 7, 2004

Our ref./Unser Zeichen CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

04030189

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 14 2004 WASH, D.C. 155 SECTION

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

dlw 5/19

Encl. Press release - Annual General Meeting
- Inauguration of the Astaloy Plant

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Rule 12g3-2(b)
File No. 82-3754

Inauguration of the Astaloy Plant

On the same day as the Annual General Meeting, 6 May 2004, the extension of the Astaloy Plant was inaugurated, an investment amounting to about MSEK 150.

Astaloys are prealloyed powders having had a strong growth during the last few years. The powders are used for manufacturing of components with high demands on mechanical performances.

Höganäs 6 May 2004

Claes Lindqvist
President and CEO

Rule 12g3-2(b)
File No. 82-3754

Annual General Meeting

The Annual General Meeting of Höganäs AB (publ) was held on Thursday 6 May 2004 in the HB Hall in Höganäs.

Pursuant to the Board's proposal the Meeting approved a dividend of SEK 5.00 per share with 11 May 2004 as the date of record.

Re-election of the present Directors Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Agnete Raaschou-Nielsen and new election of Jenny Lindén Urnes. Ms Lindén Urnes is a member of the Board of Directors of AB Wilh. Becker and Chairman of the Board of the Färgfabriken Foundation.

Furthermore the Annual General Meeting decided to implement a nomination committee appointed by the major shareholders of the company.

In his address to the Annual General Meeting the Company's President Claes Lindqvist stated among others that the result forecast previously given still stands, viz. the income before taxes is expected to be consistent with, or better than in 2003.

Höganäs, 6 May 2004

Claes Lindqvist
President and Chief Executive Officer